Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

April 1, 2010

VIA EDGAR

John Reynolds
Assistant Director, Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega Water Corp. (the “Company”)
Amendment No. 1 to Form S-1 filed January 7, 2010
File No. 333-164245

Dear Mr. Reynolds:

Attached please find copies of Amendment No. 1 to the referenced registrant’s Form S-1 (“Amendment No. 1 to Form S-1”) and a redlined Amendment No. 1 to Form S-1, submitted pursuant to the staff’s comment letter dated February 3, 2010.

Amendment No. 1 to the Form S-1 was filed with the Commission via EDGAR on April 1, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 1 to the Form S-1.

In response to the staff’s comments in its February 3, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Prospectus Cover Page

1.
Please ensure that the date of the prospectus is on the outside cover page, rather than on the table of contents, where such information is currently located. We direct your attention to Item 501(b)(9) of Regulation S-K

The Company has complied with this comment.

John Reynolds
April 1, 2010

2.	Please reconcile the statement that the offering will last for 180 days from the effective date of the prospectus with the statement that the offering will end as of June 30, 2010.

The Company has complied with this comment.

Outside Back Cover Page

3.	Please provide the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

The Company has complied with this comment.

Omega Water Corp., page 4

4.
Please reconcile the disclosure throughout the prospectus as to whether you can commence any of your business plan with the use of proceeds from the offering. The disclosure in the MD&A and the business section indicates that you will need additional funding; however, the use of proceeds section indicates that you will implement part of your business plan from the use of proceeds. In addition, we note the following statements, the first from this section, the second in the first risk factor at the tope of page 6 entitled: “Without the funding from this offering we will be unable to implement our business plan” and the third in the first paragraph under MD&A on page 12:

We intent to use the net proceeds from this offering to develop our business operations

We will need the funds from this offering to commence activities that will allow us to begin seeking financing of our business plan.

In order to achieve our business plan goals, we will need the funding from this offering and substantial additional funding.

The Company has complied with this comment. Please see generally Amendment No. 1 to the Form S-1, and in particular pages: 4, 6 and 12.

5.
Please reconcile the offering expenses. For example, on page four you indicate offering expenses are $7,500. However, the second risk factor on page nine and the disclosure on page II-1 indicate that the offering expenses are approximately $9,000.

The Company has complied with this comment. Please see page 4 to Amendment No. 1 to the Form S-1.

John Reynolds
April 1, 2010

Risk Factors, page 5

6.
Please revise the second risk factor on page six into separate risk factors. You refer to three separate risks: a lack of revenues, dependence upon financing, and substantial doubt about your ability to continue as a going concern. Each risk factor should focus on only one risk to the company.

The Company has complied with this comment. Please see page 6 to Amendment No. 1 to the Form S-1.

7.
Please explain the references in the third risk factor on page seven to “infrastructure construction and operation” and to “standard engineering or managerial approaches real or intangible property companies commonly use.” This appears to refer to a different industry then the beverage industry that you refer to elsewhere in the prospectus.

The Company has complied with this comment. The above noted references were a typographical error. Please see page 7 to Amendment No. 1 to the Form S-1.

8.
Please reconcile the disclosure in the second risk factor on page six that you require minimum funding of $30,000 to conduct your proposed operations for one year, with the disclosure in the second risk factor on page nine that total expenditures over the next year are approximately $2 to $6.5 million.

The Company has complied with this comment. Please see pages 6 and 9 to Amendment No. 1 to the Form S-1.

Use of Proceeds, page 10

9.
Please show us how you calculated the total proceeds from your offering for each scenario. For example, based on offering expenses of $7,500, as disclosed on page 4, your proceeds assuming 100% of share sold would be $92,500 ($100,000-$7,500).

The Company has complied with this comment. Please see page 10 to Amendment No. 1 to the Form S-1.

10.	Given that there is no minimum to this offering, please disclose your intended use of proceeds if you raise less than 25% of the offering.

The Company has complied with this comment. Please see page 10 to Amendment No. 1 to the Form S-1.

11.
We note the statement that “the above figures represent only estimated costs.” If you are reserving the right to change the use of proceeds, please disclose the certain contingencies that would result in a change in the use of proceeds and disclose the alternative use of proceeds in such instances. Otherwise, please remove such disclosure. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

John Reynolds
April 1, 2010

The Company has complied with this comment. Please see page 10 to Amendment No. 1 to the Form S-1.

12.
The disclosure on page 23 indicates that up to $10,000 in proceeds from this offering may be used to repay funds loaned from the son of Mr. Giannopoulos. Please reconcile the table, which does not reflect repayment of this loan, with this information. We also direct your attention to Instruction 4 to Item 504 of Regulation S-K.

The Company has complied with this comment. Please see pages 14 and 23 to Amendment No. 1 to the Form S-1.

Dilution, page 11

13.
It is not clear to us how you computed dilution per share to new investors under each scenarios you have presented. Please show us how you calculated the dilution per share amounts presented under each of the scenarios and revise your dilution and related disclosures as necessary.

The Company has complied with this comment. Please see pages 11 and 12 to Amendment No. 1 to the Form S-1.

The 8,000,000 shares held by Aris Giannopoulos are valued at $8,000. Assuming all shares are sold, the total value of all shares issued and outstanding will be at $108,000. The total number of issued and outstanding shares will be 9,000,000. Dividing the total share value of $108,000 across the 9,000,000 shares yields are per share value of $0.012 after this offering which is reflected in the, “Dilution per share” if all shares in this offering are sold.

Assuming 75% of the shares in this offering are sold, the total value of all issued and outstanding shares will be $83,000. The total number of issued and outstanding shares will be 8,750,000. Dividing the total share value of $83,000 across the 8,750,000 shares yields a per share value of $0.009 after this offering which is reflected in the, “Dilution per share” if 75% of the shares in this offering are sold.

Assuming 50% of the shares in this offering are sold, the total value of all issued and outstanding shares will be $58,000. The total number of issued and outstanding shares will be 8,500,000. Dividing the total share value of $58,000 across the 8,500,000 shares yields a per share value of $0.006 after this offering which is reflected in the, “Dilution per share” if 50% of the shares in this offering are sold.

John Reynolds
April 1, 2010

Assuming 25% of the shares in this offering are sold, the total value of all issued and outstanding shares will be $43,000. The total number of issued and outstanding shares will be 8,250,000. Dividing the total share value of $43,000 across the 8,250,000 shares yields a per share value of $0.005 after this offering which is reflected in the, “Dilution per share” if 25% of the shares in this offering are sold.

14.	Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of your existing shareholder, as required by Item 506 of Regulation S-K.

The Company has complied with this comment. Please see pages 11 and 12 to Amendment No. 1 to the Form S-1.

MD&A, page 12

15.	Please update the cash balance as of the most recent practicable date.

The Company has complied with this comment.  Please see page 12 to Amendment No. 1 to the Form S-1.

16.	Reconcile the estimated cost of Phases I and II, which you indicate are $500,000 on page 12, with the disclosure on page 17 that the two phases will cost $550,000.

The Company has complied with this comment. Please see pages 12 and 17 to Amendment No. 1 to the Form S-1.

17.	Please revise the fifth paragraph to explain how you plan to raise $500,000, which you have said would be required to begin Phase II before the end of February, 2010.
a.	There is no plan and no assurance we can raise the money.

The Company has complied with this comment. Please see page 13 to Amendment No. 1 to the Form S-1.

18.
Please reconcile the disclosure in the last paragraph on page 12 that $50,000 is the amount to be raised in this offering with other disclosure in the registration statement. In addition, please make it clear that there is no minimum that you must raise. Lastly, please clarify the impact upon your plan of operations if you are only able to raise nominal funds from this offering or from other sources of funding.

The Company has complied with this comment. Please see page 12 to Amendment No. 1 to the Form S-1.

John Reynolds
April 1, 2010

19.
We note the disclosure on page 13 that if you are successful in raising funds from this offering, you “plan to commence activities to raise the $500,000 funds required for Phase I of the development program in summer 2010.” Please reconcile the dollar amount with the disclosure on page 17. In addition, the disclosure on page 17 indicates that phase one is expected to be completed in February 2010. Given that you do not contemplate raising funds until the summer of 2010, please explain how you plan to complete phases I and II by February and March 2010. Please ensure consistency in disclosure regarding your business plan, the costs, and timing throughout the prospectus. We may have further comments.

The Company has complied with this comment. Please see pages 13 and 17 to Amendment No. 1 to the Form S-1.

Description of Business, page 15

20.	Please disclose the material terms of the agreement with Nevada Bottling and Beverage Company, as referenced on page 16.

The Company has complied with this comment by adding the term of the agreement to the description which was already included.  Please see page 16 to Amendment No. 1 to the Form S-1.

21.	Given the development stage of the company and the lack of funding to implement your business plan, remove the reference to “dominate a single state and expand nationally.”

The Company has complied with this comment. Please see page 16 to Amendment No. 1 to the Form S-1.

Development of the Omega Water Brand and Market, page 16

22.
Disclose the basis for the disclosure throughout this section. If applicable, support your disclosure by including with your response letter copies of, or excerpts from, reports or publications which you reference. We note, for example and without limitation, the following statements:

You state in the first paragraph that Omega Water combines water, oxygen, and negative ions, three essential requirements for property hydration of the human body.

You also state in the first paragraph that “[a]dditional studies on negative ions have shown to enhance the immune system, increase alertness, increase work productivity and concentration, fulfill antioxidant qualities such as reducing the susceptibility to colds, flu, relief sinus, migraine headaches, allergies, and hay fever, reduce the severity of asthma attacks and increase lung capacity.”

John Reynolds
April 1, 2010

We believe that the market for negative ion enriched water and the benefits have an ample and large market of the water industry which has yet to be proven. Omega Water Corp intends on exploiting and researching this market through-out the development, marketing, branding, and distribution during Phase I of the plan.

The Company has complied with this comment. The company has decided to remove the statements. Please see pages 16 and 17 to Amendment No. 1 to the Form S-1.

23.
While we note the agreement with Nevada Bottling and Beverage Company, it is unclear whether they will supply the water or whether you will have to enter into another agreement to supply water for your product. Please clarify.

The Company believes it has complied with this comment and that Exhibit 10.3 is sufficiently clear. Exhibit 10.3, the “OMEGA Water Corporation and Nevada Bottling and Beverage Company LLC, Working Agreement,” provides that Nevada Bottling and Beverage Corporation, “agrees to manufacture bottled water . . .”. It is the company’s view that, “manufacture,” in this agreement is synonymous with providing the water to the company and such is the understanding of the parties to Exhibit 10.3. Please see Exhibit 10.3 to Amendment No. 1 to the Form S-1.

Marketing, page 18

24.	Please remove promotional language, such as “first in its category” and “almost guarantees an initial trial and desire to learn more about it.”

The Company has complied with this comment. Please see page 18 to Amendment No. 1 to the Form S-1.

Website, page 18

25.	Please clarify, if true, that designing and operating your website will be a future event. We are unable to access it at the present time.

The Company has complied with this comment. The website is now up and currently under development. Please see page 18 to Amendment No. 1 to the Form S-1

John Reynolds
April 1, 2010

Compliance with Government Regulations, page 19

26.
Please comply fully with Item 101(h)(4)(ix) of Regulation S-K. We note the second risk factor on page seven, which focuses on the risk associated wit being subject to government regulation. Please provide a more detailed discussion in this section.

The Company has complied with this comment. The company has chosen to remove this risk factor. Please see page 19 to Amendment No. 1 to the Form S-1.

Directors, Executive Officers, Promoter and Control Persons, page 20

27.	Please disclose the business experience for Mr. Giannopoulos for the past five years, as required by Item 401(e) of Regulation S-K.

The Company has complied with this comment. Please see page 20 to Amendment No. 1 to the Form S-1.

Executive Compensation, page 22

28.
Please provide the basis for the valuation of the stock award at $.10, given the financial statements have valued the stock award at $8,000 and the value placed upon the same award for the director compensation table also reflected the amount of $8,000. See Item 402(n)(2)(v) of Regulation S-K. To the extent that assumptions were made in the valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

The Company has complied with this comment. Please see page 22 to Amendment No. 1 to the Form S-1.

29.
Please reconcile the statement that the stock subscription agreement is for a term of one year beginning September 1, 2009 with Exhibit 10.1, which indicates that the term of the agreement begins September 1, 2010.

The Company has complied with this comment. Please see Exhibit 10.1 to Amendment No. 1 to the Form S-1.

Plan of Distribution, page 23

30.
Please explain the statement that “sales by the Company must be made at the fixed price of $.10 until a market develops for the stock.” This is a primary offering by the company and the company is not eligible to conduct an at the market offering.

The Company has complied with this comment. The company has chosen to remove the statement. Please see page 24 to Amendment No. 1 to the Form S-1.

Description of the Securities, page 24

31.	Please provide the information required by Item 201(a) of Regulation S-K

John Reynolds
April 1, 2010

The Company has complied with this comment. Please see page 24 to Amendment No. 1 to the Form S-1.

32.
The statement that “all share of common stock now outstanding are fully paid and non-assessable” is a legal conclusion that the company is not able to make. Please attribute such statement to counsel and file the consent or remove.

The Company has complied with this comment.  Please see page 25 to Amendment No. 1 to the Form S-1.

33.	Please explain the reference to Tycore Ventures in the discussion of Nevada Anti-Takeover Laws.

The Company has complied with this comment. The reference to Tycore Ventures was a typographical error. Please see page 26 to Amendment No. 1 to the Form S-1.

Financial Statements

General

34.	Please provide a currently dated consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

The Company has complied with this comment.    Please see the Exhibit 23.2 to Amendment No. 1 to the Form S-1.

Please note the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded please revise any references to accounting standards accordingly.

The Company has complied with this comment.  The Company revised all references according to the FASB Accounting Standards Codification.

Notes to Financial Statements

Note 4 –Capital Stock, page F-13

35.
We note you issued 8,000,000 shares of common stock to your CEO as compensation for agreeing to perform as CEO for a term of one year beginning September 1, 2009. We also note that you determined the fair value of these shares to be $8,000 and presented a prepaid expense at November 30, 2009 of $6,667 related to such compensation. Please tell us why you believe presenting deferred compensation as a prepaid expense (versus as a reduction of stockholder’s equity) is appropriate. For guidance, refer to FASB ASC 718.

John Reynolds
April 1, 2010

The common stock of the Company has never traded publicly, and there is no fair market value of the common stock. The Company and CEO agreed the value of the services which CEO provides to the Company. Accordingly, the Company recorded that value as fair value for the common stock. The Company revised $6,667 as deferred compensation which deducted in equity.

Exhibits

36.
Please revise the legality opinion to indicate that it opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

The Company has complied with this comment.  Please see Exhibit 5.1 to Amendment No. 1 to the Form S-1.

37.	Please file executed exhibits 10.1, 10.2 and 10.3.

The Company has complied with this comment.  Please see Exhibits 10.1, 10.2 and 10.3 to Amendment No. 1 to the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo